Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entity of RLX Technology Inc.

Subsidiaries	Place of Incorporation
Relx HK Limited	Hong Kong
Mons Co., Ltd.	Republic of Korea
Park East Investment Inc.	Cayman Islands
Beijing Yueke Technology Co., Ltd.	People’s Republic of China

VIE	Place of Incorporation
Beijing Wuxin Technology Co., Ltd.	People’s Republic of China

Subsidiaries of VIE	Place of Incorporation
Shenzhen Wuxin Technology Co., Ltd.	People’s Republic of China
Ningbo Wuxin Information Technology Co., Ltd.	People’s Republic of China